SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayers’ ID (CNPJ/MF) 42.150.391/0001-70

Publicly-held company

NOTICE TO THE MARKET

Braskem S.A. (“Braskem” or the “Company”), pursuant to CVM Instruction 358/02 and as a complement to information released on the Material Fact as of January 22, 2010, publicly informs the acquisition, on the present date, under the conditions set forth in said Material Fact, of (i) 12,600,000 common shares issued by Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”) held by Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”), which represent 100% of Unipar Comercial’s voting and total capital; and (ii) 282,448,478 common shares issued by Polibutenos S.A. Indústrias Químicas (“Polibutenos”) held by Unipar, which represent 33.3% of Polibutenos’ voting and total capital. With these acquisitions, Braskem now holds, directly and/or indirectly, 66.6% of the voting and total capital of this company.

As soon as the specialized company hired to prepare the appraisal report of the shareholders’ equity at present value of the acquired companies, in compliance with article 256, II, b, of Law 6,404/76, concludes the preparation of said report, the  market will be informed on the application of article 256 of Law 6,404/76 related to above mentioned acquisitions as well as on the conditions for the exercise of an eventual withdrawal right.

São Paulo, May 10, 2010

BRASKEM S.A.

Marcela Drehmer

CFO and Investor Relations Director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.